Exhibit 99.3

SECOND AMENDMENT TO THE

AERSALE CORPORATION 2020 EQUITY INCENTIVE PLAN

Effective as of December 22, 2020, AerSale Corporation (the “Company”) established the AerSale Corporation 2020 Equity Incentive Plan (the “Plan”). The Plan was amended by a First Amendment, effective June 9, 2023, which increased the total number of shares of stock reserved and available for grant pursuant to the Plan by 2,000,000 (for a total of 6,200,000 shares of stock reserved and available for grant). By adoption of this instrument, the Company now desires to amend the Plan to increase the number of shares of stock reserved and available for grant pursuant to the Plan by an additional 4,000,000 shares and to increase the limit on the total compensation payable to any one non-employee director during any one fiscal year from $300,000 to $325,000.

1.This Amendment shall be effective as of the date it is approved by the stockholders at the Company’s 2025 Annual Meeting of Stockholders and shall be void in the absence of such approval.

2.Section 5(b) of the Plan (Share Reserve and Limits) is hereby amended and restated in its entirety to read as follows:

(b)Share Reserve and Limits. Awards granted under the Plan shall be subject to the following limitations: (i) subject to Section 11 of the Plan, no more than 10,200,000 shares of Common Stock (the “Absolute Share Limit”) shall be available for Awards under the Plan; (ii) subject to Section 11 of the Plan, no more than the number of shares of Common Stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of Incentive Stock Options granted under the Plan; and (iii) during a single fiscal year, each Non-Employee Director shall be granted a number of shares of Common Stock subject to Awards, taken together with any cash fees paid to such Non-Employee Director during such fiscal year, equal to (A) a total value of $325,000 (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes) or (B) such lower amount as determined by the Board prior to the Date of Grant, either as part of the Company’s Non-Employee Director compensation program or as otherwise determined by the Board in the event of any change to such Non-Employee Director’s compensation program or for any particular period of service. To the extent the Board makes a determination pursuant to clause (iii)(B) above with respect to any year of service, such determination shall in no event be applicable to any subsequent year of service without a further determination by the Board in respect of any subsequent year of service.

3.This Amendment shall only amend the provisions of the Plan referred to above, and those provisions not amended hereby shall be considered in full force and effect. Notwithstanding the foregoing, this Amendment shall supersede the provisions of the Plan to the extent those provisions are inconsistent with the provisions and intent of this Amendment.

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed as of this 21st day of April, 2025.

AERSALE CORPORATION

By:	/s/ Martin Garmendia
Martin Garmendia, Chief Financial Officer,
Treasurer and Secretary